

Fig. 1 VENUS MOLYBDENUM PROPERTY BC LOCATION MAP



Fig. 2 VENUS MOLYBDENUM PROPERTY REGIONAL LOCATION MAP



Fig. 3

VENUS MOLYBDENUM PROPERTY MAP



Fig. 4   VENUS MOLYBDENUM PROPERTY


MOLY
BRITANNIA WEST
STONEY CREEK
Garabaldi Group
Volcanics
WATTS POINT
VENUS
Granodiorite,
Quartz Porphyry
Gambier Group
metavolcanics and
metasediments
BRITANNIA BEACH
SCALE 1 : 50,000
1 0 1 2 3
KILOMETERS
REGIONAL GEOLOGY
OF THE
VENUS MOLYBDENUM
PROPERTY AREA
N

Fig. 5
REGIONAL GEOLOGY OF THE VENUS MOLYBDENUM PROPERTY